

Mail Stop 3561

August 5, 2009

Mr. Guosheng Xu
Chief Executive Officer
Zhaoheng Hydropower Company
F/19, Unit A, Jingfengcheng Building
5015 Shennan East Road
Shenzhen, China 518015

       Re: **Zhaoheng Hydropower Company**
             Item 4.02 Form 8-K/A
             Filed June 12, 2009
             File No. 0-52786

Dear Mr. Xu:

      We reviewed your response letter dated August 3, 2009 and have following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 8-K/A Filed June 12, 2009

1.   We reviewed your response to the comment in our letter dated June 29, 2009. As previously requested, please confirm that you accrued interest income on the non-interest bearing note from Zhaoheng Industrial in an amount that offset the effect of the accounting error related to capitalized interest costs and treated the accrual as a deemed dividend charged to APIC.

2.   In your response to the comment in our letter dated June 29, 2009 you state that notes between a parent and its subsidiaries or between subsidiaries of a common parent are not within the scope of APB 21. You also state that prior to January 1, 2008 Zhaoheng Industrial was the parent company of Hunan Zhaoheng. As such, please explain to us in detail why you believe the loan to Zhaoheng Industrial was within the scope of APB 21 prior to January 1, 2008. Further, to the extent the loan was within the scope of APB 21, explain why interest income should be retroactively recognized upon the restructuring, specifically citing APB 21 or other applicable GAAP. In this regard, your response to the comment in our letter

dated June 16, 2009 states that you did not exchange any other rights or privileges together with the cash exchange for the notes. In addition, the notes do not appear to have a stated due date. As such, paragraphs 7 and 11 of APB 21 do not appear to support the recognition of imputed interest.

As appropriate, please respond to these comments within five business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

If you have any questions regarding these comments, please direct them to me at (202) 551-3336. In my absence, you may direct your questions to William Thompson, Branch Chief, at (202) 551-3344.

Sincerely,

Adam Phippen
Staff Accountant